UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

VAALCO Energy, Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

91851C201

(CUSIP Number)

BRADLEY L. RADOFF

FONDREN MANAGEMENT LP

1177 West Loop South, Suite 1625

Houston, Texas 77027

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,471,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,471,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,471,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,471,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,471,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,471,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,471,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,471,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,471,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,471,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,471,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,471,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,471,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,471,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,471,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		85,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

85,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,494,905
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,494,905
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,494,905*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,938,905 Shares owned directly.

8

CUSIP No. 91851C201

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 2,471,000 Shares owned directly by BLR Partners is approximately $5,005,635, including brokerage commissions. The aggregate purchase price of the 85,000 Shares owned directly by Radoff Foundation is approximately $158,287, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,938,905 Shares directly owned by Mr. Radoff is approximately $4,302,478, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 19, 2018, Mr. Radoff and the Issuer entered into a Confidentiality Agreement (the “Agreement”). Pursuant to the Agreement, the Issuer invited Mr. Radoff to observe meetings of the Issuer’s Board of Directors (the “Board”) and its Strategic Committee during fiscal year 2018. In turn, Mr. Radoff agreed to keep the information he receives from the Issuer and its representatives strictly confidential. Mr. Radoff also agreed to certain standstill provisions until December 31, 2018, including not participating in a proxy solicitation with respect to the Issuer or seeking to control or influence the management, Board or policies of the Issuer (other than in connection with his Board observation rights). The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,818,031 Shares outstanding as of October 31, 2017, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

A.	BLR Partners
(a)	As of the date hereof, BLR Partners beneficially owned 2,471,000 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,471,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,471,000
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 91851C201

(c)	BLR Partners has not entered into any transactions in the securities of the Issuer during the past 60 days.
B.	BLRPart GP
(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 2,471,000 Shares owned by BLR Partners.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,471,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,471,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in the securities of the Issuer during the past 60 days.
C.	BLRGP
(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 2,471,000 Shares owned by BLR Partners.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,471,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,471,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in the securities of the Issuer during the past 60 days.
D.	Fondren Management
(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 2,471,000 Shares owned by BLR Partners.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,471,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,471,000
4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in the securities of the Issuer during the past 60 days.
10

CUSIP No. 91851C201

E.	FMLP
(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 2,471,000 Shares owned by BLR Partners.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,471,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,471,000
4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in the securities of the Issuer during the past 60 days.
F.	Radoff Foundation
(a)	As of the date hereof, Radoff Foundation beneficially owned 85,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

(c)	Radoff Foundation has not entered into any transactions in the securities of the Issuer during the past 60 days.
G.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff directly owned 1,938,905 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 2,471,000 Shares owned by BLR Partners and (ii) 85,000 Shares owned by Radoff Foundation.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 4,494,905
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,494,905
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the securities of the Issuer during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

11

CUSIP No. 91851C201

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 19, 2018, Mr. Radoff and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement, dated January 19, 2018.
12

CUSIP No. 91851C201

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

BLR Partners LP

By:	BLRPart, LP General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

13

CUSIP No. 91851C201

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

14